UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. March 26, 2015.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) sent a letter to the Superintendencia de Valores y Seguros, “SVS” (Superintendence of Securities and Insurance) in response to a request for information. In the letter, the Company informed the following:

1.	The Company has identified invoices that were issued by third parties and paid by SQM during fiscal years 2009 through 2014, the payment of which could be questioned by the Chilean Internal Revenue Service (Servicio de Impuestos Internos or “SII”) for not having sufficient supporting documentation in order to qualify as necessary to generate revenue. The total amount of all of such invoices for this six-year period is approximately US$11 million. As a result, SQM has voluntarily approached the SII in order to amend the annual tax returns corresponding to those years. The SII is currently evaluating such amendments.
2.	Mr. Patricio Contesse G.’s failure to provide an explanation to justify such services and payments and the lack of the respective supporting documentation influenced the termination of the employment contract between Mr. Contesse and the Company. As justification for the aforementioned failure to provide an explanation, Mr. Contesse cited his right to remain silent in order to not incriminate himself.
3.	The identification of invoices mentioned in point 1. above was informed to the Board of Directors of SQM at its meeting held on March 19 of this year, and as a result, the Board instructed the Company to present the aforementioned tax return amendments, which SQM filed with the SII on March 20, 2015.
4.	The Company has established an ad-hoc committee (the “Committee”) to investigate the aforementioned matters and the associated facts. The Committee, in turn, has retained external lawyers in Chile and in the United States of America and external tax advisors in Chile. The Committee has the authority and the budget necessary to fulfill its obligations.
5.	The Company has not been served in relation to the complaint or charges that have allegedly been filed by the SII, nor has the company been served in relation to civil lawsuits by shareholders in the United States of America seeking to establish a class action. The Company, however, assumes that such legal actions may in fact have been filed and is gathering the respective information. In the meantime, SQM has given instructions internally for all information that may be related to these matters to be properly safeguarded.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: March 26, 2015
	By:	/s/ Ricardo Ramos
CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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